FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of September 2014

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.
(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 60218
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes o No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Mahindra Uses Magic Technology to Automate Business Processes between  SAP and Other IT Systems

PRESS RELEASE

Mahindra Uses Magic Technology to Automate Business Processes between SAP and Other IT Systems

Or Yehuda, Israel, September 10, 2014 – Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC)), a global provider of software platforms for enterprise mobility, cloud applications, and business integration, announced today that Mahindra & Mahindra Ltd. (M&M), a US $16.5 billion multinational group, has implemented its Magic xpi Integration Platform to integrate its SAP R/3 system with OTM, a cloud-based business intelligence system, its Automotive Dealer Management System and other enterprise applications.

“Mahindra & Mahindra has increased operational efficiency and productivity by using Magic’s integration platform to easily automate communication with trading partners and make information about third-party products accessible within our SAP system,” stated Vijay Mahajan, Head, Center of Excellence-Corporate IT at Mahindra & Mahindra Ltd. "Thanks to Magic’s metadata-based rapid development method, we have been able to complete these integration projects and others, quicker and with fewer resources than required by our previous integration solution."

Commenting on this project, Nitin Bhosle, General Manager at Magic Software Enterprises India stated, "With many enterprise systems already in place, leading companies like Mahindra realize that their next wave of operational improvements will come from integrating and mobilizing business processes. With innovative In-Memory Computing architecture and certified application adapters and connectors to leading enterprise systems, such as SAP, Oracle, Salesforce, Microsoft, IBM, Google, and others —  the award-winning Magic xpi Integration Platform provides an ideal way for organizations of any size to increase ROI from their existing enterprise systems, regardless of whether they are located on-premise or in the cloud."

About Magic Software Enterprises

Magic Software Enterprises (NASDAQ: MGIC) empowers customers and partners around the globe with smarter technology that provides a multichannel user experience of enterprise logic and data.

For more information, visit www.magicsoftware.com.

Press Contact:

Tania Amar | VP Global Marketing

Magic Software Enterprises

tania@magicsoftware.com

About Mahindra

The Mahindra Group focuses on enabling people to rise through solutions that power mobility, drive rural prosperity, enhance urban lifestyles and increase business efficiency.

A USD 16.5 billion multinational group based in Mumbai, India, Mahindra employs more than 180,000 people in over 100 countries. Mahindra operates in the key industries that drive economic growth, enjoying a leadership position in tractors, utility vehicles, information technology, financial services and vacation ownership. In addition, Mahindra enjoys a strong presence in the agribusiness, aerospace, components, consulting services, defence, energy, industrial equipment, logistics, real estate, retail, steel, commercial vehicles and two wheeler industries.

In 2014, Mahindra featured on the Forbes Global 2000, a comprehensive listing of the world’s largest, most powerful public companies, as measured by revenue, profit, assets and market value. The Mahindra Group also received the Financial Times ‘Boldness in Business’ Award in the ‘Emerging Markets’ category in 2013.

Visit us at www.mahindra.com

Our Social Media Channels:

LinkedIn: linkedin.com/groups/Mahindra-Rise

Facebook: facebook.com/MahindraRise

YouTube: youtube.com/user/MahindraRise

Twitter: twitter.com/MahindraNews

For further enquiries please contact:

Ruzbeh Irani

Chief Group Communications and Ethics Officer and

Member of the Group Executive Board

Mahindra Group

Phone: +91 22 2490 1441

Email:  group.communications@mahindra.com

Except for any historical information contained herein, matters discussed in this press release might include forward-looking statements that involve a number of risks and uncertainties. Regarding any financial statements, actual results might vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both locally and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in Magic's most recent annual report and other filings with the Securities and Exchange Commission.

Magic has made every effort to ensure that the information contained in this press release is accurate; however, there are no representations or warranties regarding this information, including warranties of merchantability or fitness for a particular purpose. Magic assumes no responsibility for errors or omissions that may occur in this press release.

Magic is a registered trademark of Magic Software Enterprises Ltd. All other product and company names mentioned herein are for identification purposes only and are the property of, and might be trademarks of, their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 10, 2014	Magic Software Enterprises Ltd By: /s/ Amit Birk —————————————— Amit Birk VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

10.1 Mahindra Uses Magic Technology to Automate Business Processes between SAP and Other IT Systems

Exhibit 10.1